EXHIBIT 99.1

Press Release Dated June 23, 2010,

Suncor Energy agrees to sell non-core Bearberry and Ricinus assets in Alberta

News Release

FOR IMMEDIATE RELEASE

Suncor Energy agrees to sell non-core Bearberry and Ricinus assets in Alberta

(All financial figures are approximate and in Canadian dollars unless otherwise noted.)

Calgary, Alberta (June 23, 2010) — Suncor Energy has reached an agreement with TAQA NORTH, a subsidiary of the Abu Dhabi National Energy Company PJSC (TAQA), to sell certain natural gas properties for approximately $285 million with an effective date of April 1, 2010. Current production on these lands is approximately 6,100 barrels of oil equivalent per day.

The sale includes properties known as Bearberry and Ricinus, which are located in west central Alberta, near Sundre.

The sale is expected to close in the latter part of the third quarter and is subject to closing conditions and regulatory approvals typical of transactions of this nature.

As part of its strategic business alignment, Suncor is continuing with plans to divest of a number of non-core assets. Announced sales to date include all oil and gas producing assets in the United States Rockies, some non-core natural gas properties in Western Canada, all assets in the Netherlands and all Trinidad and Tobago assets. Remaining proposed divestments include certain natural gas assets in Western Canada and non-core North Sea assets.

To date, including the sale announced today, Suncor has reached agreements to dispose of assets for aggregate consideration of approximately $2.4 billion.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Some of the forward-looking statements may be identified by words like “expected,” “anticipates,” “approximately,” “estimates,” “plans,” “scheduled,” “intends,” “may,” “believes,” “projects,” “indicates,” “could,” “focus,” “vision,” “goal,” “proposed,” “target,” “objective,” “continue” and similar expressions. In addition, all other statements that address expectations or projections about the future, including statements about our strategy for growth, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Forward-looking statements in this news release include references to: estimated production; potential future divestitures; and the anticipated timing and closing of the sale transaction. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s most recently filed Annual Information Form and its Management’s Discussion & Analysis and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W.,

Suncor Energy Inc. P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5 Website: www.suncor.com

Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This news release makes reference to barrels of oil equivalent (BOEs). BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

For more information:

Investor inquiries:          Helen Kelly 403-693-2048

Media inquiries:             403-920-8332